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CONFIDENTIAL TREATMENT REQUESTED BY
BARE ESCENTUALS, INC.

[LATHAM & WATKINS LLP LETTERHEAD]

CERTAIN INFORMATION IN THIS LETTER HAS BEEN
OMITTED AND FILED SEPARATELY WITH THE
COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN
REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.
OMITTED INFORMATION HAS BEEN REPLACED BY [***].

August 15, 2006

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

  Re:
  Bare Escentuals, Inc.
  Registration Statement on Form S-1
  Filed June 30, 2006
  File No. 333-135484

Dear Ms. Long:

        We are in receipt of the Staff's letter dated July 27, 2006 with respect to the above-referenced Registration Statement. We are responding to the Staff's comments on behalf of Bare Escentuals, Inc. ("Bare Escentuals" or the "Company") as set forth below. Simultaneously with the filing of this letter, Bare Escentuals is submitting (by EDGAR) Amendment No. 1 to its Registration Statement on Form S-1 (the "Amendment"), responding to the Staff's comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.

        Bare Escentuals' responses set forth in this letter are numbered to correspond to the numbered comments in the Staff's letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff's comments and Bare Escentuals' response for each item below. Please note that because of the commercially sensitive nature of portions of the information contained in Comments No. 44 and 45, this submission is accompanied by a request for confidential treatment for such information.

General

  1.
  Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

  Bare Escentuals Response:    Bare Escentuals respectfully advises the Staff that it is currently unable to determine its initial public offering price range due to general uncertainty in the capital markets and the fact that the Company's proposed initial public offering will not occur until mid- to late September, at the earliest. However, the Company supplementally advises the Staff that the Company currently estimates, based in part on input received from the underwriters, that the likely price range for its common stock in the initial public offering will be between $22.00 and $26.00 per share and that the likely size of the offering will be 10,416,667 shares of common stock. In order to facilitate the Staff's review, the Company has attached on a supplemental basis as Exhibit A hereto those sections of the Amendment that will be most significantly impacted by inclusion of the price range.

          The prospectus will be revised in a subsequent amendment to reflect such information following its final determination. This subsequent amendment will be filed in sufficient time to permit the Staff to review the disclosures before the distribution of any preliminary prospectuses.

  2.
  All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

  Bare Escentuals Response:    Bare Escentuals has filed additional exhibits with the Amendment and will file the remaining exhibits as soon as possible. Bare Escentuals acknowledges that the Staff will need adequate time to review these materials before accelerating effectiveness of the registration statement.

  3.
  Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

  Bare Escentuals Response:    Prior to the effectiveness of the registration statement, Bare Escentuals will ask the NASD to call the Staff or it will provide the Staff with a letter from the NASD indicating that the NASD has cleared the filing.

  4.
  Please update all information in the prospectus to the most recent practicable date.

  Bare Escentuals Response:    Bare Escentuals has updated information throughout the Amendment to the most recent practicable date in accordance with the Staff's comment.

  Inside Front Cover Page

  5.
  Please provide a copy of any inside cover graphics.

  Bare Escentuals Response:    Bare Escentuals has included the inside cover graphics in the Amendment in accordance with the Staff's comment.

  Prospectus Summary, page 1

  Our Company, page 1

  6.
  Please balance the summary discussion of your company, competitive strengths, and growth strategy with the risks that face your company.

  Bare Escentuals Response:    Bare Escentuals has added disclosure regarding the risks facing the Company on pages 3 and 4 of the Amendment in accordance with the Staff's comment.

  7.
  Please clarify that third parties develop and manufacture your products.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 1 of the Amendment in accordance with the Staff's comment. Bare Escentuals notes that the Company develops most of its products internally.

  Recapitalization Transactions, page 3

  8.
  Please disclose that Berkshire Partners, JH Partners, and members of senior management were the primary beneficiaries of the dividends paid and quantify the amount paid to each.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 120 of the Amendment under the caption "Certain Relationships and Related Party Transactions" to address the Staff's comment.

  The Offering, page 5

  9.
  Please disclose here and under Use of Proceeds and Certain Relationships and Related Transactions if Berkshire Partners or JH Partners hold any of the debt which you intend to repay.

  Bare Escentuals Response:    Neither Berkshire Partners LLC nor JH Partners, LLC holds any debt of Bare Escentuals.

  10.
  Please quantify the amount of debt that will remain after applying the net proceeds of the offering.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 5 of the Amendment in accordance with the Staff's comment.

  Summary Consolidated Financial Data, page 6

  11.
  In footnote (j) you state that in evaluating your business you consider and use EBITDA and Adjusted EBITDA as supplemental measures of your operating performance. Please expand your disclosure to state how and why you use both of these non-GAAP financial measures as a supplemental measure of your operating performance as well as why you believe presentation of both of these amounts provides useful information to investors. You state that Adjusted EBITDA is a key profitability measure for covenant compliance under your senior secured credit facilities. Please clarify whether this measure is calculated in accordance with the terms of your covenants. Refer to Item 10(e) of Regulation S-K.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on pages 9, 10, 72 and 73 of the Amendment to reflect that in evaluating its operating performance, Bare Escentuals considers and uses Adjusted EBITDA and not EBITDA. Bare Escentuals has included disclosure of the calculation of EBITDA to assist investors with the reconciliation from net income to Adjusted EBITDA. Bare Escentuals presents Adjusted EBITDA because this measure includes the same adjustments that the Company's management takes into account when it reviews and assesses the Company's operating performance on a period-to-period basis. For this reason, the Company believes that it is useful to disclose Adjusted EBITDA to investors. In addition, Adjusted EBITDA incorporates adjustments that are substantially the same as those that Bare Escentuals makes to EBITDA in its calculations for determining covenant compliance under the Company's senior secured credit facilities.

          The financial ratio covenants in Bare Escentuals' senior secured credit facilities (see Exhibit 10.32) use the definition "Consolidated EBITDA" which is defined as EBITDA, plus (i) other non-cash items (including, without limitation, the non-cash effect of any purchase accounting, write-down of intangibles and marking hedges to market), (ii) non-cash employee compensation expenses, (iii) payments made to certain management members in connection with Bare Escentuals' June 2004 recapitalization, (iv) management fees paid to Berkshire Partners LLC and JH Partners, LLC during such period, (v) charges associated with one-time write offs related to certain leases, (vi) transaction costs in connection recapitalizations and any other non-recurring or extraordinary cash costs incurred in such period and (vii) reasonable and customary expenses incurred in such period and associated with the initial public offering.

          Bare Escentuals notes that when it calculates Consolidated EBITDA for purposes of determining covenant compliance in its senior secured credit facilities, it makes the same adjustments that are reflected in the presentation of Adjusted EBITDA in the Amendment. However, in certain periods, the calculation of Consolidated EBITDA contained more exclusions and adjustments to EBITDA than the Adjusted EBITDA measure disclosed in the Amendment. In its presentation of Adjusted EBITDA in the Amendment, Bare Escentuals excluded some of the adjustments that were included in the calculation of Consolidated EBITDA, such as product development costs and make-whole payments in connection with the recapitalization transactions, in an effort to avoid potentially overstating Adjusted EBITDA to investors and to exclude adjustments that may not be permitted under Item 10(e) of Regulation S-K. Bare Escentuals anticipates that the calculation of Consolidated EBITDA for purposes of the Company's senior secured credit facilities in future periods will be substantially similar to the calculation of Adjusted EBITDA presented in the Amendment.

          Bare Escentuals supplementally advises the Staff that the adjustments added back to Consolidated EBITDA under its senior secured credit facilities (and which were excluded from the presentation of Adjusted EBITDA in the amendment) were as follows:

  •
  Product Development Costs:    During the year ended January 1, 2006, Bare Escentuals entered into an agreement to obtain a worldwide exclusive right to license, develop, commercialize, and distribute certain licensed ingredients to be used in the Company's products. Commercial viability was not achieved for any products under the agreement in the year ended January 1, 2006, and therefore Bare Escentuals expensed the costs incurred under this agreement in the amount of $0.6 million for the six months ended July 3, 2005 and $1.75 million for the year ended January 1, 2006.

  •
  Make-Whole Payments:    Following the October 2005 recapitalization, the fair value of the Company's common stock was reduced from $7.85 to $5.42 per share. As a result, the Board of Directors voluntarily agreed to reduce the exercise price of outstanding options and make cash payments to certain employees as compensation for the decrease in the fair value of their options. As a result, Bare Escentuals incurred approximately $1.3 million of cash bonus expense related to "make-whole" payments to holders of unvested options in the year ended January 1, 2006.

  Risk Factors, page 12

  12.
  Please add a separate risk factor regarding your substantial negative net worth and the effects on the company's ability to obtain credit. Disclose your negative net worth on a pro forma basis after giving effect to this offering and the use of proceeds. Disclose that your negative net worth resulted from the use of borrowings to fund dividends.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 23 of the Amendment in accordance with the Staff's comment.

  13.
  Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." The risks you disclose relating to being a public company and becoming involved in securities class action litigation could apply to nearly any issuer in your industry and even in other industries. If you elect to retain these general risk factors in your prospectus, you must clearly explain how they apply to your company or offering.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on pages 20 and 31 of the Amendment in accordance with the Staff's comment.

  Our indebtedness could limit our ability to plan. .. .,page 22

  14.
  Quantify the maximum amount of additional debt you can incur under your debt instruments.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on pages 21 and 22 of the Amendment in accordance with the Staff's comment.

  15.
  Please quantify your annual debt service costs.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 22 of the Amendment in accordance with the Staff's comment.

  Forward-Looking Statements, page 32

  16.
  We note your disclosure that investors should rely only on the information contained in this prospectus. If you intend to use any free writing prospectuses, you should consider removing this language when you have a Section 10 prospectus available, as you will be liable for, and investors would be entitled to rely upon, that information.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 32 of the Amendment in accordance with the Staff's comment.

  Use of Proceeds, page 33

  17.
  Please disclose the maturity date of the 15% senior subordinated notes.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 33 of the Amendment in accordance with the Staff's comment.

  Dividend Policy, page 34

  18.
  Please disclose whether the cash dividends were declared pursuant to any agreement. Clarify whether you have historically had sufficient earnings to pay dividends or whether you used borrowings.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 34 of the Amendment in accordance with the Staff's comment.

  Dilution, page 37

  19.
  Please also provide dilution information assuming the underwriters exercise the over allotment option.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 37 of the Amendment in accordance with the Staff's comment.

  20.
  Please explain to us how you determined the amount of total consideration paid by existing shareholders, including how you considered dividends.

  Bare Escentuals Response:    Bare Escentuals considered the cash and value of services provided to the Company to determine the total consideration paid by existing stockholders. In its calculation, Bare Escentuals did not take into account dividends paid to stockholders, and Bare Escentuals has revised the disclosure on page 37 of the Amendment to clarify this point.

  Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 46

  21.
  Please present your historical, pro forma and pro forma as adjusted shares authorized, issued and outstanding on the face of your pro forma balance sheet.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 43 of the Amendment in accordance with the Staff's comment.

  22.
  Please disclose in the footnote to adjustment (d) how you computed the amount of the adjustment to your income taxes, including your assumed tax rate.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure in footnotes (b) and (i) on pages 46 and 49 of the Amendment in accordance with the Staff's comment.

  23.
  Please break out adjustments (i) and (1) into two separate adjustments: reductions in interest expense due to extinguishments of existing debt and additions to interest expense due to new debt. Each of these pro forma adjustments should show precisely how the amount of each adjustment was computed. Each adjustment should disclose the amount of each debt being repaid or issued multiplied times its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of a given date. If you used the rate as of a given date, please also disclose the date used. Please also disclose the interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%). Make the appropriate revisions.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on pages 47 to 49 and 50 to 52 of the Amendment in accordance with the Staff's comment to break out the adjustments (i) and (l) into two separate adjustments (as now set forth in footnotes (f), (g), (l) and (m)) to reflect how reductions in interest expense due to extinguishments of existing debt and additions to interest expense due to new debt were calculated. In footnote (f), Bare Escentuals describes the elimination of its historical interest expense, and in footnote (g), Bare Escentuals has disclosed the Company's total interest expense over the period, as if the June 2006 recapitalization had occurred at the beginning of the applicable period. In footnote (l), Bare Escentuals has reflected the elimination of the interest expense, pro forma for the recapitalization transactions, and in footnote (m), Bare Escentuals has disclosed the Company's total interest expense, as if the debt structure in place after the June 2006 recapitalization and the application of the estimated net proceeds had occurred at the beginning of the applicable period. In each case, Bare Escentuals has set forth the calculation of the specific amount of interest expense related to each of the Company's debt instruments.

          Bare Escentuals notes to the Staff that, in the case of the reduction in historical interest expense, Bare Escentuals has not specifically broken out the calculation for each debt instrument issued and repaid in the periods presented. In light of the number of debt restructurings over the periods presented, Bare Escentuals believes the detailed calculation would be overly complex to present and its disclosure would provide no additional benefit to investors. However, Bare Escentuals has revised footnotes (f) and (l) to provide investors with the Company's rationale for eliminating the historical interest expense.

  24.
  It is not clear why you are removing the charge of $16.5 million for debt extinguishment costs form your historical statements of operations to arrive at your pro forma statements of operations. Please advise or revise your pro forma statements of operations.

  Bare Escentuals Response:    Bare Escentuals believes that the removal of the $16.5 million charge for debt extinguishment costs from the historical financial statements is consistent with the removal of historical interest charges on the underlying debt agreements directly related to the February 2005 and October 2005 recapitalization transactions for which the pro forma financial statements are being presented. In effect, the Company reflected the interest charges that would have been incurred had the debt been refinanced under the terms of the June 2006 refinancing at the beginning of the year ended January 1, 2006. The Company believes this disclosure is consistent with the guidance in Topic Three, Section II.H. of the Staff Training Manual.

  25.
  In the footnote to adjustment (m), please include a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS. Please also disclose any shares not included for anti-dilution reasons.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure in footnote (j) on pages 49 and 50 of the Amendment in accordance with the Staff's comment. Additionally, Bare Escentuals advises the Staff that there were no shares excluded for anti-dilution reasons.

  Management's Discussion and Analysis of Financial Condition and Results of Operation, page 50

  Basis of Presentation, page 51

  26.
  It appears that you may include some costs of your distribution network in selling, general and administrative expenses, such as fulfillment expenses and depreciation of vehicles used in your distribution network. Please clarify your disclosure to state whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in selling, general and administrative expenses or in cost of goods sold. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please also disclose:

  •
  the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

  •
  that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 54 of the Amendment in accordance with the Staff's comment.

          Bare Escentuals advises the Staff that it incurs inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and fulfillment expenses but does not have depreciation expense related to distribution vehicles as all of its distribution is outsourced to third-party carriers. All of these costs are included in cost of goods sold with the exception of warehousing, receiving, inspection and fulfillment costs. Bare Escentuals does not include receiving costs and inspection costs in its cost of goods sold as these costs are included in its total warehousing costs. These costs primarily relate to headcount expenses and are incurred by Bare Escentuals in its distribution center and at its third-party fulfillment provider's warehouse. However, for all periods presented, Bare Escentuals is unable to quantify such amounts separately. For these costs incurred at Bare Escentuals' distribution center, the Company has not maintained internal time record cards to be able to allocate such costs from total distribution center costs. Additionally, with respect to its third-party fulfillment provider's warehouse, Bare Escentuals does not manage these expenses separately within its warehousing billing costs. Bare Escentuals respectfully submits that although it believes these costs are not material, it is unable to quantify such costs with reasonable accuracy.

  27.
  On page 57, you discuss gross margin excluding the effect of the $5.6 million charge related to the modification of the customer warrant. Thus, these amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods, such as this item you refer to, should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions. Please also disclose whether this amount relates the $5.6 million relates to a retail or wholesale customer.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on pages 58 and 61 of the Amendment in accordance with the Staff's comment.

  Results of Operations, page 53

  28.
  Please provide a discussion about each segment's operating income in a similar manner as your discussion of each segment's sales. You should separately discuss the business reasons for the changes between periods in each segment's operating income. In addition, where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change in operating income.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on pages 59, 62 and 65 of the Amendment in accordance with the Staff's comment.

  Liquidity and Capital Resources, page 64

  29.
  Please disclose whether you are in compliance with the financial ratios in your credit facilities and disclose what your ratios are as of the most recent practicable date. Please also be more specific about how the financial covenants will become more restrictive.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 70 of the Amendment in accordance with the Staff's comment.

  Contractual Commitments, page 67

  30.
  Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 72 of the Amendment in accordance with the Staff's comment.

  Our Markets, page 75

  31.
  Please tell us why you provide market information data for two different years in this section.

  Bare Escentuals Response:    Bare Escentuals notes that at the time of filing its Registration Statement on Form S-1 on June 30, 2006, information as to the international color cosmetics and skin care markets for 2005 was not available to Bare Escentuals. As of the date of filing the Amendment, such information was still not available but is expected to be available later this month. As soon as information as to the international color cosmetics and skin care markets for 2005 becomes available, Bare Escentuals will update this disclosure accordingly.

  Home Shopping Television, page 86

  32.
  Please file the side letter agreement with QVC as an exhibit to the registration statement.

  Bare Escentuals Response:    Bare Escentuals notes that it is currently in discussions with QVC regarding a third amendment to its agreement, which would, among other things, supersede the side letter. After its finalization and execution, the Company will file the third amendment to the QVC agreement as an exhibit to the registration statement.

  Trademarks, Licenses and Patents, page 90

  33.
  Please file the TriStrata and Bioceutix agreements as exhibits to the registration statement.

  Bare Escentuals Response:    Bare Escentuals has filed the TriStrata agreement (including amendments) as exhibits 10.38, 10.39 and 10.40, and the Bioceutix agreement as exhibit 10.41 to the Amendment in accordance with the Staff's comment.

  Director Compensation, page 98

  34.
  Please disclose the exercise price for the options granted to Ms. Ottinger, Ms. Rose, and Mr. Senk.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 104 of the Amendment in accordance with the Staff's comment.

  Certain Relationships and Related Transactions, page 111

  35.
  We note the disclosure in your financial statement footnotes that the company paid a $2.7 million prepayment penalty in connection with the February 2005 recapitalization and that the holders of the related loans and notes are stockholders of the company. In addition, fees in the amount of $3.165 million were paid to lenders, who are also stockholders, in connection with the October 2005 recapitalization. Please provide the disclosure required by Item 404 of Regulation S-K in this section of the prospectus.

  Bare Escentuals Response:    None of the stockholders who also hold loans or notes of the Company owns greater than 5% of Bare Escentuals' stock. As such, Bare Escentuals believes that no further disclosure regarding these stockholders is necessary in accordance with Item 404 of Regulation S-K.

  Where You Can Find More Information, page 128

  36.
  Please remove the sentence in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 41l(a) permits this type of qualification only where contemplated by the form.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page 135 of the Amendment in accordance with the Staff's comment.

  Financial Statements

  General

  37.
  Page 5 indicates that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

  Bare Escentuals Response:    As of the date of the Amendment, no adjustment has been made to Bare Escentuals' financial statements and disclosure in the Amendment to give effect to a stock split because the Company has not yet decided whether or not to effect a stock split. To the extent that Bare Escentuals determines, prior to effectiveness, that market conditions require Bare Escentuals to effect a stock split, it will file a pre-effective amendment to the registration statement with revisions to the financial statements and disclosures throughout the registration statement to give effect to such stock split. Bare Escentuals has removed the reference to the stock split from the Amendment.

  Statements of Changes in Stockholders' Equity, page F-5

  38.
  In footnote (5) to note 2 of your financial statements you state that the historical stockholders' equity prior to the June 2004 Recapitalization has not been retroactively restated. Please revise your statement to retroactively restate the historical stockholders' equity of MD Beauty, Inc. prior to the June 2004 Recapitalization for the equivalent number of shares received in the recapitalization, or tell us how you determined it was not appropriate to retroactively restate.

  Bare Escentuals Response:    Bare Escentuals believes that the historical presentation of MD Beauty, Inc.'s stockholders' equity prior to the June 2004 recapitalization transaction represents the most transparent and meaningful presentation to investors. The Company notes the following factors that contributed to this determination:

  •
  MD Beauty, Inc. was a separate legal entity prior to the June 2004 recapitalization for which only a portion of its outstanding equity was effectively exchanged in the recapitalization transaction while the remainder was paid in cash to selling stockholders and holders of warrants and certain options. (In effect MD Beauty, Inc. was a predecessor company.) Given that previous equity was cashed out, presenting the recapitalization and the effect on common shares prior to June 2004 would still result in the presentation of equity securities (Series A Convertible Preferred Stock and Warrants to purchase Series A Convertible Preferred Stock) of MD Beauty, Inc. for periods prior to the recapitalization in the statement of changes in stockholders' equity (deficit).

  •
  The periods presented in the statement of changes in stockholders' equity (deficit) before the June 2004 recapitalization transaction are prior to the earliest consolidated balance sheet presented in the filing, and the only item that would change is the number of shares of common stock after giving effect to the June 2004 recapitalization as presented in the statement of changes in stockholders' equity (deficit). The Company believes that presenting the actual common equity outstanding in the predecessor entity provides greater transparency as to the recapitalization.

  •
  The shares of common stock assumed outstanding in the historical net income per share calculations have been adjusted to give retroactive effect to this recapitalization for all periods presented.

  •
  Prominent disclosure of the recapitalization transaction and basis of presentation has been made in Notes 1 and 3 to the Company's consolidated financial statements.

  •
  The Company is not aware of any requirement to restate the equity of a predecessor entity as part of this type of recapitalization.

  Notes to Financial Statements

  Note 2. Summary of Significant Accounting Policies, page F-10

  General

  39.
  If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers or for any other sales incentives provided to your customers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. Refer to EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

  Bare Escentuals Response:    Bare Escentuals makes payments to certain customers for cooperative advertising, sales commissions and shared employee costs. Bare Escentuals applies the provisions of EITF 01-09 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) for the accounting treatment of its payments to resellers, in that cash consideration given to a vendor is recorded as a reduction of net sales, unless Bare Escentuals can determine it has received an identifiable benefit and can reasonably estimate the fair value of that benefit. Bare Escentuals does not pay slotting fees, have buydown programs or pay any other sales incentives to its customers.

          Bare Escentuals has revised the disclosure on page F-18 of the Amendment in accordance with the Staff's comment to include the Company's policy relating to payments to customers and to disclose the amounts recorded as a reduction of sales. Additionally, Bare Escentuals advises the Staff that the calculation of payments to customers does not require significant estimates such that additional disclosure is required in MD&A.

  Advertising Costs, page F-19

  40.
  Please disclose the method that is used to amortize your infomercials. Please also tell us how you determined a twelve month period of amortization is appropriate. Refer to paragraphs 34 to 36 of SOP 00-2.

  Bare Escentuals Response:    Bare Escentuals advises the Staff that in accordance with SOP 00-2, Accounting by Producers or Distributors of Films, Bare Escentuals is required to account for advertising costs in accordance with the provisions of SOP 93-7, Reporting on Advertising Costs. Bare Escentuals believes that capitalized infomercial production costs constitute direct response advertising costs, subject to capitalization under SOP 93-7.

          Capitalized infomercial production costs include the cost of production in progress for infomercials, which will air in future periods. These costs are amortized on a straight-line basis, starting from the first airing of the infomercial over its estimated useful life, currently 12 months. For both the historical and current iterations infomercials, the actual life of a version of the infomercial has been approximately 12 months, with a new version being released during the first quarter of each year. Once the new version is released, the previous version is no longer aired.

          The total amortized costs of completed infomercials in the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and the six months ended July 3, 2005 and July 2, 2006 were $35,000, $389,000, $390,000, $173,000 and $203,000, respectively. Bare Escentuals amortizes these costs on a straight line basis for simplicity as this approach closely approximates the amortization method specified in paragraph 47 of SOP 93-7, as infomercial sales do not vary significantly on a quarterly basis over the life of the infomercial. The performance of an infomercial is largely impacted by Bare Escentuals' spending on direct broadcast media, and generally the Company's spending is relatively ratable over the life of an infomercial. For informational purposes, Bare

  Escentuals supplementally advises the Staff of the actual sales in the infomercial channel for the last six quarters as follows:

Period	Sales, net
(in millions)
Q1 2005*	$19.8
Q2 2005	$25.2
Q3 2005	$25.3
Q4 2005	$26.7
Q1 2006*	$30.5
Q2 2006	$31.8

  (*)
  Period of launch of new version of infomercial

  41.
  Please disclose what cash flow statement line item includes production costs associated with infomercials. Refer to paragraph 55 of SOP 00-2.

  Bare Escentuals Response:    Bare Escentuals advises the Staff that in accordance with SOP 00-2, Bare Escentuals is required to account for advertising costs in accordance with the provisions of SOP 93-7, Reporting on Advertising Costs. Therefore, Bare Escentuals believes that paragraph 55 of SOP 00-2 is not applicable.

          Bare Escentuals supplementally advises the Staff that the amortization of infomercial production costs is included in the changes in prepaid and other current assets line in the operating activities section of the cash flow statement. In addition, to provide increased disclosure, Bare Escentuals has revised the disclosure on page F-19 of the Amendment to provide the amount of amortization in each period presented.

  42.
  Please disclose your accounting policy for the costs of catalogs.

  Bare Escentuals Response:    Bare Escentuals advises the Staff that it does not have traditional catalog sales but does distribute marketing brochures with each order shipped. Bare Escentuals accounts for these brochures in a manner similar to a catalog in that the expense is recorded based on usage. Bare Escentuals has revised the disclosure on page F-19 of the Amendment to reflect this fact.

  Note 9. Revolving Lines of Credit and Note 10. Long-Term Debt, page F-26

  43.
  For each debt modification, please disclose the amount of capitalized costs associated with the original debt at the time of modification, and how you accounted for these costs in accordance with EITF 96-19. Please also disclose the amount of costs associated with the modified debt, and how you accounted for these costs in accordance with EITF 96-19.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page F-30 of the Amendment in accordance with the Staff's comment.

  Note 14 Stockholders' Equity and Note 15. Stock-Based Employee Compensation Plans, page F-36

  44.
  Please provide us with an analysis of all equity issuances since January 1, 2006. This analysis should include stock options issued to employees, directors, consultants, and other associates, including the common stock issued to Berkshire and JHP in connection with the June 2006 Recapitalization. For each transaction:

    •
    identify the parties, including any related parties;

    •
    the nature of the consideration; and

      •
      the fair value and your basis for determining the fair value.

      •
      Indicate whether the fair value was contemporaneous or retrospective.

      •
      To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

      •
      For equity transactions in which you and your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

    We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

  Bare Escentuals Response:    The following table summarizes all the equity issuances and valuations of the Company since January 1, 2006:

Date	Transaction	Recipient	Number of shares (including shares underlying options)	Exercise / Issuance Price per Share	Fair Value per Share	Consideration Received (If applicable)
01/06/06	Contemporaneous valuation		N/A	N/A	$7.88	N/A
02/01/06	Option grants	Employees	20,000	$7.88	$7.88	N/A
03/06/06	Option grants	Employees	35,000	$7.88	$7.88	N/A
03/21/06	Option grants	Employees	155,000	$7.88	$7.88	N/A
03/31/06	Option grants	Employees	20,000	$7.88	$7.88	N/A
04/03/06	Contemporaneous valuation		N/A	N/A	$12.64	N/A
05/31/06	Option grants	Employees	137,500	$12.64	$12.64	N/A
05/31/06	Option grants	Executive Officer	400,000	$12.64	$12.64	N/A
06/06/06	Sale of common stock by Company	Director	23,734	$12.64	$12.64	Cash
06/07/06	Contemporaneous valuation — June 2006 recapitalization — pre dividend		N/A	N/A	$20.15	N/A
06/07/06	Contemporaneous valuation — June 2006 recapitalization — post dividend		N/A	N/A	$13.30	N/A
06/21/06	Common stock issuance in lieu of cash transaction fees	Berkshire Partners LLC and JH Partners, LLC	136,030	$13.30	$13.30	Services
06/21/06	Option grants	Employees	127,321	$13.30	$13.30	N/A
06/21/06	Option grants	Executive Officers, Directors and Employees	313,458	$13.30	$13.30	N/A
07/05/06	Option grants	Employees	149,650	$13.30	$13.30	N/A
07/07/06	Common stock repurchase by Company	Former executive officer	35,000	$13.30	$13.30	Cash
07/10/06	Option grants	Employees	20,000	$13.30	$13.30	N/A
07/20/06	Common stock repurchase by Company	Former executive officer	40,000	$13.30	$13.30	Cash

          Since January 1, 2006, the Board of Directors, with the assistance of an independent third party valuation specialist, Valuation Research Corporation ("VRC"), determined the fair value of Bare Escentuals' common stock on the following dates for the following reasons:

    •
    January 6, 2006—The fair value of shares of Bare Escentuals' common stock was determined in a contemporaneous valuation report for the purpose of establishing the exercise price for option grants in the period from January 2006 through March 2006.

    •
    April 2, 2006—The fair value of shares of Bare Escentuals' common stock was determined in a contemporaneous valuation report for the purpose of establishing the exercise price for option grants and share issuances in the period from April 2006 through June 2006.

    •
    June 7, 2006—The fair value of shares of Bare Escentuals' common stock was determined in a contemporaneous valuation report for the purpose of adjusting the exercise price of outstanding options concurrent with the dividend payment in connection with the June 2006 recapitalization. The post-dividend valuation was also used for the purpose of establishing the exercise price of option grants and share issuances after June 7, 2006.

          In assessing the fair value of Bare Escentuals' common stock, the Compensation Committee of the Company's Board of Directors (the "Committee") used valuation methodologies that are consistent with the recommendations of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "practice aid"). The Committee noted that during the period from January to June 2006, there were no quoted market prices in active markets for the Company's common stock and there were no arms' length cash transactions with unrelated parties for issuances of its equity securities. As a result, the Committee determined that using valuation analyses from a well-known independent third party valuation firm was a reasonable basis for assessing the value of the common stock, a step recommended by the practice aid in these circumstances to determine the fair value of a company's stock. The Committee engaged VRC to provide this valuation assistance. Bare Escentuals notes that the valuation reports contain all of the required content for valuation reports that are outlined in the practice aid.

          In determining fair value, VRC considered a number of valuation methodologies including the "income approach," the "market approach" and the "cost approach" as described below.

    •
    The income approach, as applied using the discounted cash flow method, measures the value of an asset by the present value of its future economic benefits.

    •
    The market approach measures the value of an asset through the analysis of recent sales or offerings of comparable property.

    •
    The cost approach measures the value of an asset by the cost to reconstruct or replace it with another of like utility.

          The valuation specialist considered each of the three approaches to value. However, the cost approach was dismissed by the valuation specialist because Bare Escentuals had no plans to liquidate its holdings as of the dates of the valuations, and this approach would not have captured the going-concern value of the business. As a result, the income and market approaches were utilized to determine the value of the Company. Each method's estimated value was given equal weight by the valuation specialist, and the average of these two values was determined to be the fair value of Bare Escentuals' common stock.

          In preparing the valuation, the valuation specialist included an analysis of Bare Escentuals' operating results and forecasts, valuations of comparable public companies and other relevant factors.

    •
    Operating results and forecasts:    The forecasts used for each of the valuations represented Bare Escentuals' best estimate of future cash flows for a five-year period at the relevant time—which in each case were the same forecasts used internally for operating purposes and provided to the Board and the Company's financial advisors. As the Company continued to outperform its expectations, particularly due to higher sales within its premium wholesale channel, management increased its projections accordingly.

    •
    Comparable public companies:    The comparable company valuations examined were those of publicly traded companies with similar operations within the cosmetics industry. The companies identified were Albert-Culver Co., Avon Products, CCA Industries, Inc., Clarins SA, Elizabeth Arden, Inc., Estée Lauder Companies, Inc., Inter Parfums, Inc., L'Oréal SA, Nu Skin Enterprises, Inc., Revlon, Inc. and Shiseido Company, Limited. These companies include many of the companies referred to in the "Competition" section of the Amendment.

      Importantly, due to the fact that VRC completed its January, April and June 2006 valuations in the first half of 2006, VRC's comparable public company analysis under the market approach applied trading multiples based on operating performance over the twelve months prior to the report and estimated 2006 results and placed greater emphasis on estimated 2006 results in its analysis under the income approach.

    •
    Other relevant factors:    As Bare Escentuals' common stock was not publicly traded, VRC applied a marketability discount to determine historical valuations of the Company's common stock. VRC used a marketability discount of 30% for purposes of its January 6, 2006 valuation report, given that the Company had delayed its initial public offering ("IPO") process indefinitely to focus its efforts on restructuring its management team and address other operational challenges such as modification of its information systems. However, as Bare Escentuals made progress in building its management team and resolving the other operational challenges, which subsequently increased the likelihood of a future liquidity event, VRC reduced the marketability discount to 15% in its April 2, 2006 valuation report. Finally, with the expectation of a near-term filing of a registration statement with the SEC, VRC reduced the marketability discount to 0% in its June 7, 2006 valuation report.

          Between January 6, 2006 and April 3, 2006, VRC's calculation of the fair value of Bare Escentuals' common stock increased from $7.88 to $12.64. The increase was driven primarily by the Company's Adjusted EBITDA results' exceeding forecasts for the quarter ended April 2, 2006 by [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] from [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] to [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] and the expectation that the existing trend in the Company's business would continue largely due to greater visibility regarding forecasted 2006 demand from its premium wholesale partners. Accordingly, the Company increased its full year 2006 Adjusted EBITDA outlook by [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] from [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] to [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] and its Adjusted EBITDA outlook for 2007 by [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] from [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] to [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***]. In addition, as the Company made progress in the quarter toward rebuilding its senior management team and resolving the other operational challenges, VRC lowered the marketability discount from 30% to 15% to reflect the greater probability of a liquidity event within the next nine to 12 months.

          Between April 3, 2006 and June 7, 2006, VRC's calculation of the fair value of Bare Escentuals' common stock increased from $12.64 to $20.15. The increase was driven primarily by the Company's upward revision to its projections, which resulted primarily from the continued strong performance within the Company's premium wholesale channel as well as the successful launch of its new RareMinerals skin care brand. Accordingly, the Company increased its full year 2006 Adjusted EBITDA outlook by [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] from [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] to [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] and its outlook for 2007 by [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] from [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] to [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***]. In addition, the Company made significant progress in the quarter toward building its senior management team by hiring a new president with significant experience in the cosmetics industry as well as an experienced vice president of operations. This concluded the desired restructuring of the Company's senior management team, and, as a result, Bare Escentuals re-engaged its underwriters to recommence the IPO process. Accordingly, VRC lowered the marketability discount from 15% to 0% due to the indication that a liquidity event was highly probable in the near term.

          On June 7, 2006, the fair value of the Company's common stock decreased to $13.30 as a result of the incurrence of $331.6 million of additional indebtedness and payment of a dividend to stockholders totaling approximately $340 million in connection with the June 2006 recapitalization transaction.

  Former Employee Transactions

          In July 2006, Bare Escentuals completed repurchases of shares held by a former executive officer of Bare Escentuals pursuant to the Company's Stockholders Agreement. Under the Stockholders Agreement, the Company has the right to repurchase shares held by former employees at "fair market value" as determined by the Board. In total, Bare Escentuals repurchased from the former executive officer 75,000 shares of common stock at a purchase price of $13.30 per share.

  Proposed Price Range

          As noted in the response to the Staff's Comment No. 1, Bare Escentuals is currently unable to determine its initial public offering price range due to general uncertainty in the capital markets and the fact that the Company's proposed IPO will not occur until mid- to late September, at the earliest. However, the Company supplementally advises the Staff that the Company currently estimates, based in part on input received from the underwriters, that the likely price range for its common stock in its IPO will be between $22.00 and $26.00 per share.

          The increase in the estimated common stock price from the fair value determined in June 2006 resulted primarily from the following factors:

    (i)
    Bare Escentuals' operating results for the quarter ended July 2, 2006 as measured by Adjusted EBITDA exceeded the forecast in effect at June (and used by VRC in its valuation report) by approximately [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***]. As such, in mid-August, the Company increased its full year 2006 Adjusted EBITDA outlook by [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] from [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] to [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] and its outlook for 2007 by [CONFIDENTIAL

      TREATMENT REQUESTED BY BARE ESCENTUALS: ***] from [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] to [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***].

    (ii)
    The Company believes, after consultation with the underwriters, that based on the expected September 2006 timing of the IPO, public equity investors would focus primarily on the Company's projected 2007 operating results rather than its projected 2006 operating results. As mentioned above, VRC's June 2006 valuation report placed greater emphasis on the Company's projected 2006 operating results: VRC's comparable public company analysis under the market approach applied observed trading multiples to estimated 2006 results, and VRC's valuation analysis under the income approach used 2006 as the base year, thus applying a discount to the Company's projected 2007 operating results. In contrast, the estimated IPO filing range noted above is based primarily on projected 2007 operating results, thus benefiting from the meaningful growth expected by the Company in 2007. To illustrate, the Adjusted EBITDA of [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] higher than the Company's 2006 Adjusted EBITDA estimate.

    (iii)
    When determining the valuation of the Company's common stock using the market approach, VRC used cosmetics companies as comparable companies to Bare Escentuals. The underwriters also presented these companies as comparable companies in advising the Company of its potential valuation in an IPO. However, based on the Company's historical and forecasted growth and its consultations with the underwriters, Bare Escentuals also believes that the public market might compare the Company to a peer group comprised not only of direct competitors in the cosmetics industry, but also companies such as Under Armour, Inc., Blue Nile, Inc., Whole Foods Market, Inc. and Starbucks Corporation that have grown at consistently higher rates, and consequently achieve higher valuations, than their relevant comparable company set.

      As the completion of an IPO became more certain, and as the Company continued to report revenue growth and operating performance above management's forecasts (including an especially strong performance in the first two quarters of 2006), the Company believes, based on input from the underwriters, that there is greater potential for Bare Escentuals' common stock to obtain a premium valuation more in line with the higher growth companies discussed above. Moreover, the opportunity to position Bare Escentuals among high growth peers has been bolstered by [CONFIDENTIAL TREATMENT REQUESTED BY BARE ESCENTUALS: ***] However, the underwriters also advised the Company that because positioning Bare Escentuals among a group of high growth peers would be, in part, reliant on a reasonably receptive equity market, there could be no guarantee that the public equity investors will agree with this approach. Therefore, it is uncertain whether the Company will be able to successfully price its offering within the estimated price range provided to the Staff.

    (iv)
    The Company believes, as informed by the underwriters, that public equity investors are likely to focus on projected earnings per share ("EPS") as a driver of stock price value. As described in the Amendment, Bare Escentuals plans to use the net proceeds from the offering for the repayment of its 15.0% senior subordinated notes and a portion of the indebtedness under its senior secured credit facilities which carries an interest rate of LIBOR plus 7.0%. Based on the high cost of debt that the Company plans to repay relative to the potential EPS multiple of Bare Escentuals' stock in the public equity markets, the lower 2007 interest expense reflecting this application of IPO proceeds is accretive to the Company's projected EPS and, consequently, results in a higher estimate of the Company's value per share. As VRC was assessing the value of Bare Escentuals with its existing capital structure, the valuation work completed by VRC appropriately does not contemplate the issuance of shares in an IPO and the related repayment of debt and reduction in interest expense.

  45.
  Please provide more detailed disclosures regarding each equity transaction during each period presented including, but not limited to, the following:

    •
    The reason for the issuance;

    •
    The consideration received by you, if any;

    •
    The fair value of the securities issued;

    •
    Number of shares granted;

    •
    Exercise price;

    •
    Fair value of common stock;

    •
    The existence of any conversion or redemption features;

    •
    Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

    •
    If the valuation specialist was a related party, indicate as such.

  Bare Escentuals Response:    The following table provides the requested detailed disclosures regarding Bare Escentuals' equity transactions and valuations during each period presented in the financial statements included in the Amendment. None of the equity instruments issued had any conversion or redemption features.

Date	Reason for issuance	Number of shares (including shares underlying options)	Exercise / Issuance Price per Share	Fair Value per Share	Consideration Received (If applicable)
02/28/03	Employee option grants	485,000	$0.06	$0.06	N/A
05/04/03	Employee option grants	700,000	$0.06	$0.06	N/A
06/18/03	Employee option grants	200,000	$0.06	$0.06	N/A
09/30/03	Employee option grants	95,000	$0.19	$0.19	N/A
06/10/04	June 2004 recapitalization—including sale of common stock to unrelated third parties	26,051,043	$2.69	$2.69	Cash
07/22/04	Employee option grants	3,179,937	$2.69	$2.69	N/A
09/10/04	Employee option grants	80,000	$2.69	$3.08	N/A
11/29/04	Employee option grants	640,000	$2.69	$3.47	N/A
12/01/04	Employee option grants	125,000	$2.69	$3.47	N/A
12/30/04	Employee option grants	540,000	$2.69	$3.67	N/A
12/31/04	Sales of common stock to directors	223,032	$2.69	$3.67	Cash
02/18/05	Contemporaneous valuation—February 2005 recapitalization—pre dividend	N/A	N/A	$3.67	N/A
02/18/05	Contemporaneous valuation—February 2005 recapitalization—post dividend	N/A	N/A	$2.06	N/A
04/04/05	Employee option grants—including 112,800 "make whole" options following the February 2005 recapitalization	542,800	$2.12	$2.06	N/A
09/08/05	Employee option grants	377,816	$7.85	$7.85	N/A

10/07/05	Contemporaneous valuation—October 2005 recapitalization—pre dividend	N/A	N/A	$7.85	N/A
10/07/05	Contemporaneous valuation—October 2005 recapitalization—post dividend	N/A	N/A	$5.42	N/A
12/13/05	Employee option grants—including 246,764 "make whole" options following the October 2005 recapitalization	301,764	$5.42	$5.42	N/A
12/13/05	Common stock issuance in lieu of cash transaction fees payable to Berkshire Partners LLC and JH Partners, LLC	72,976	$5.42	$5.42	Services
12/20/05	Employee option grants	15,000	$5.42	$5.42	N/A
01/06/06	Contemporaneous valuation	N/A	N/A	$7.88	N/A
02/01/06	Employee option grants	20,000	$7.88	$7.88	N/A
03/06/06	Employee option grants	35,000	$7.88	$7.88	N/A
03/21/06	Employee option grants	155,000	$7.88	$7.88	N/A
03/31/06	Employee option grants	20,000	$7.88	$7.88	N/A
04/02/06	Contemporaneous valuation	N/A	N/A	$12.64	N/A
05/31/06	Option grant	537,500	$12.64	$12.64	N/A
06/06/06	Sale of common stock to director	23,734	$12.64	$12.64	Cash
06/07/06	Contemporaneous valuation—June 2006 recapitalization—pre dividend	N/A	N/A	$20.15	N/A
06/07/06	Contemporaneous valuation—June 2006 recapitalization—post dividend	N/A	N/A	$13.30	N/A
06/21/06	Common stock issuance in lieu of cash transaction fees payable to Berkshire Partners LLC and JH Partners, LLC	136,030	$13.30	$13.30	Services
06/21/06	Employee option grants—"make whole" options following the June 2006 recapitalization	440,779	$13.30	$13.30	N/A
07/05/06	Employee option grants	149,650	$13.30	$13.30	N/A
07/07/06	Common stock repurchase from a former executive officer	35,000	$13.30	$13.30	Cash
07/10/06	Employee option grants	20,000	$13.30	$13.30	N/A
07/20/06	Common stock repurchase from a former executive officer	40,000	$13.30	$13.30	Cash

        The June 2004 recapitalization was co-sponsored by affiliates of Berkshire Partners LLC, a Boston-based private equity firm, and JH Partners, LLC, a San Francisco-based private equity firm, who together acquired a majority share in the Company in a highly leveraged transaction. Berkshire Partners had no affiliation with the Company prior to the transaction. In the transaction, the Company raised approximately $87.5 million of equity financing in the Company at a per share price of $2.69. These equity funds, along with debt financing of $100.0 million, were used to repurchase preferred stock, common stock, warrants and vested options outstanding immediately prior to the recapitalization at a price of $2.69 per common share equivalent, including equity securities held by management, members of the Board and affiliates of JH Partners, LLC.

        Subsequent to the June 2004 recapitalization, the Board of Directors, with the assistance of VRC, determined the fair value of the Company's common stock on the following dates for the following reasons:

  •
  February 18, 2005—VRC determined the fair value of shares of Bare Escentuals' common stock in a contemporaneous valuation report for the purpose of adjusting the exercise price of outstanding options concurrent with the incurrence of $224.5 million of additional indebtedness and payment of the dividend in connection with the February 2005 recapitalization.

  •
  October 7, 2005—VRC determined the fair value of shares of Bare Escentuals' common stock in a contemporaneous valuation report the purpose of adjusting the exercise price of outstanding options concurrent with the incurrence of $187.5 million of additional indebtedness and payment of the dividend in connection with the October 2005 recapitalization.

  •
  January 6, 2006—VRC determined the fair value of shares of Bare Escentuals' common stock in a contemporaneous valuation report for the purpose of establishing the exercise price of option grants in the period from January 2006 through March 2006.

  •
  April 2, 2006—VRC determined the fair value of shares of Bare Escentuals' common stock in a contemporaneous valuation report for the purpose of establishing the exercise price of option grants and share issuances in the period from April 2006 through June 2006.

  •
  June 7, 2006—VRC determined the fair value of shares of Bare Escentuals' common stock in a contemporaneous valuation report for the purpose of adjusting the exercise price of outstanding options concurrent with the incurrence of $331.6 million of additional indebtedness and payment of the dividend in connection with the June 2006 recapitalization. The post-dividend valuation was also used for the purpose of establishing the exercise price of option grants and share issuances after June 7, 2006.

Determination of Fair Value

        The following discussion provides additional information regarding the fair value established for the relevant periods during which equity transactions occurred:

Period from January 2003 to September 2003

        The per share fair value of common stock established by Bare Escentuals for determining the exercise price for the option grants in the period January 2003 to September 2003 was based on the estimated fair value of the Company's common stock as determined by the Board of Directors on the date of the options grants. The Board of Directors based its valuations of the Company's common stock on the historical operating results and the then-available operating results forecasts of Bare Escentuals. In addition, the common stock fair value reflected the following factors:

  •
  The negative and volatile conditions of the stock market at that time, which resulted in a more difficult financing environment and generally lower company valuations;

  •
  Bare Escentuals' capital structure, including preferred stock that had more favorable rights and privileges than the Company's common stock, such as preferred voting rights and an aggregate liquidation preference of $18,797,000; and

  •
  Bare Escentuals relied heavily on a single customer (QVC) for sales of its products, as the Company had only recently begun infomercial sales and had not yet established a relationship with Sephora (both of which contributed significantly to growth in later years).

Period from October 2003 to June 9, 2004

        No options were granted during this period.

Period from June 10, 2004 to February 2005

        Between June 10, 2004 and February 18, 2005, the fair value of the Company's common stock increased from $2.69 to $3.67. The primary reasons for the increase in fair value was due to Bare Escentuals' operating results' exceeding forecasts for the period and the hiring and expansion of the management team, including the addition of a chief financial officer, chief operations officer and chief information officer and a vice president of human resources. On February 18, 2005, VRC's calculation of the fair value of the Company's common stock decreased to $2.06 as a result of the Company's incurrence of $224.5 million of additional indebtedness and the payment of a dividend totaling approximately $122 million.

        The per share fair value of common stock determined by the Company for the purpose of establishing the exercise price for the July 22, 2004 option grants was based on the implied valuation given the Company's common stock in the June 2004 recapitalization because the date of these option grants was considered to be in close proximity to the date of the June 2004 recapitalization. The Company subsequently granted options in September 2004, November 2004 and December 2004 at the same exercise price of $2.69. During this period, the Company did not engage in any transactions with unrelated parties or engage a valuation firm to perform a valuation. However, in preparing its 2004 financial statements and in light of VRC's determination in its February 2005 valuation report that the fair value of the Company's common stock in February 2005 was $3.67, the Company determined that it was likely that the valuation in December 2004 (only two months prior to the February 2005 valuation report) was also $3.67. The estimated per share fair value of the Company's common stock at the times of option grants in September 2004 and November 2004 was determined based on a linear increase in the valuation per share between July 2004 and December 2004. Because it granted options with exercise prices below the estimated fair value of the Company's common stock at the time of grant, Bare Escentuals determined that its total compensation expense for these grants under APB 25 was $1,112,000, of which $30,000 was expensed in the year ended January 2, 2005.

Period from March 2005 to December 2005

        Between February 18, 2005 and October 7, 2005, VRC's calculation of the fair value of the Company's common stock increased from $2.06 to $7.85. The increase was driven primarily by (i) the increase in the number of locations selling Bare Escentuals products and continued sales growth across the Company's distribution channels during this period, thereby increasing the Company's actual sales and forecasts, (ii) the Company's discussions with the underwriters in June and July 2005 in an effort to begin the IPO process, and (iii) the continued expansion of the senior management team with key vice president and director positions filled in the operations, finance, accounting, strategy, information technology and human resources departments. On October 7, 2005, VRC's calculation of the fair value decreased to $5.42 as a result of the Company's incurrence of $187.5 million of additional indebtedness and the payment of a dividend totaling approximately $183 million.

        The per share fair value of Bare Escentuals' common stock for purposes of establishing the exercise price for the April 4, 2005 option grants was based on the February 2005 recapitalization post-dividend valuation, as the date of these grants was considered to be in close proximity to the valuation date.

        For the purpose of establishing the exercise price for option grants in September 2005, management calculated the per share value of Bare Escentuals' common stock using a market approach based on comparable multiples of Adjusted EBITDA, identical to the market approach used by VRC in its February 2005 valuation report. For the purpose of establishing the exercise price for the option grants in December 2005, the per share fair value of Bare Escentuals' common stock was based on the October 2005 recapitalization post-dividend valuation, as the date of these grants was considered to be in close proximity to the valuation date.

        Between October 7, 2005 and January 6, 2006, VRC's calculation of the fair value of Bare Escentuals' common stock increased from $5.42 to $7.88. The increase was driven primarily by continued sales growth across the Company's distribution channels, particularly within premium wholesale, through year-end 2005. This growth resulted in a higher Adjusted EBITDA projection in the Company's 2006 budget. However, Bare Escentuals believed that several factors added considerable risk to the Company's future success, which kept the fair value of the Company's common stock from increasing further at the end of 2005:

  •
  In the third and fourth quarter of 2005, Bare Escentuals' chief operating officer, chief information officer and vice president of technology left the employment of the Company, which created uncertainty in the Company's management structure.

  •
  Bare Escentuals determined that its information systems were deficient and embarked on a comprehensive plan to modify these systems substantially, which affected financial management and reporting, inventory and purchasing management, order management, warehouse management and forecasting.

  •
  Bare Escentuals moved its distribution center operations from Emeryville, California to Hayward, California, which could have compromised the success of the Company's order fulfillment operations, and also moved its headquarters to a new location within San Francisco, California, which could have adversely affected its operations.

        As a result of these occurrences, Bare Escentuals delayed its IPO process indefinitely, and because of the uncertainty as to the offering process, the Company's financial statements reflect a charge for all offering expenses incurred in 2005.

Period from January 2006 to June 2006

        Between January 6, 2006 and June 2006, VRC's calculation of the fair value of Bare Escentuals' common stock increased from $7.88 to $20.15 (pre-dividend in connection with the June 2006 recapitalization). The reasons for this increase in fair value are those set forth in the Company's response to the Staff's Comment No. 44.

  Note 18. Segment and Geographic Information, page F-45

  46.
  Please disclose the types of selling, general and administrative expenses not allocated to reportable segments for each period presented. See paragraph 31 of SFAS 131. Please also disclose why there are no long-lived assets allocated to the wholesale segment as well as why goodwill is not allocated to either reportable segment.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page F-45 of the Amendment in accordance with the Staff's comment.

  47.
  Please separately present asset and sales information for the United States in accordance with paragraph 38 of SFAS 131.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page F-48 of the Amendment in accordance with the Staff's comment.

  Item 15. Recent Sales of Unregistered Securities, page II-2.

  48.
  Please provide disclosure related to the notes you issued within the past three years.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on pages II-2 and II-3 of the Amendment in accordance with the Staff's comment.

  49.
  For paragraph (1), provide the aggregate consideration or state the nature of the transaction and the nature and aggregate amount of consideration received by the company. See Item 701 of Regulation S-K.

  Bare Escentuals Response:    Bare Escentuals has revised the disclosure on page II-2 of the Amendment in accordance with the Staff's comment.

  Exhibits.

  50.
  Please file the Management Agreements with Berkshire Partners and JH Partners.

  Bare Escentuals Response:    Bare Escentuals acknowledges the Staff's comment. Bare Escentuals did not file the management agreements with Berkshire Partners LLC and JH Partners, LLC because these agreements will no longer be in place after completion of the offering. On pages 118 and 119 of the Amendment, Bare Escentuals has disclosed any past obligations and payments made to Berkshire Partners LLC and JH Partners, LLC under the management agreements. Because these agreements will be terminated in connection with the offering and the Company will have no further obligations under these agreements, Bare Escentuals believes that disclosure of such agreements would not provide investors with any meaningful information. As such, Bare Escentuals respectfully requests that such agreements not be required to be filed as exhibits to the Amendment.

        Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5433. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ DIVAKAR GUPTA
Divakar Gupta of LATHAM & WATKINS LLP

Enclosures

cc:
Myles B. McCormick, Bare Escentuals, Inc.
Robert A. Koenig, Latham & Watkins LLP
Robert E. Burwell, Latham & Watkins LLP
Kevin P. Kennedy, Simpson Thacher & Bartlett LLP

EXHIBIT A
SUPPLEMENTAL PAGES OF AMENDMENT

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 15, 2006.

             Shares

[Bare Escentuals Logo]

         Common Stock

        This is an initial public offering of shares of common stock of Bare Escentuals, Inc.

        Bare Escentuals is offering shares to be sold in the offering.

        Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $22.00 and $26.00. Bare Escentuals has applied for listing of the common stock on the Nasdaq Global Select Market under the symbol "BARE."

        See "Risk Factors" beginning on page 12 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$24.00	$250,000,000
Underwriting discounts and commissions	$1.68	$17,500,000
Proceeds, before expenses, to Bare Escentuals	$22.32	$232,500,000

        To the extent that the underwriters sell more than 10,416,667 shares of common stock, the underwriters have the option to purchase up to an additional 1,562,500 shares from Bare Escentuals at the initial public offering price, less underwriting discounts and commissions.

        The underwriters expect to deliver the shares against payment in New York, New York on                          , 2006.

Goldman, Sachs & Co.	CIBC World Markets

Banc of America Securities LLC
Piper Jaffray
Thomas Weisel Partners LLC
Sanders Morris Harris	SunTrust Robinson Humphrey

Prospectus dated                          , 2006

The Offering

Common stock offered by us	10,416,667 shares
Common stock to be outstanding after this offering	57,768,737 shares
Use of proceeds
We estimate the net proceeds from this offering will be approximately $232.2 million, assuming an initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use approximately $230.4 million of the net proceeds of this offering to repay a portion of our outstanding indebtedness. After application of the net proceeds of this offering, we expect to have a total of approximately $483.4 million in outstanding indebtedness. We intend to pay an aggregate of $1.8 million of the net proceeds to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them.
Proposed Nasdaq Global Select Market symbol	BARE

        The number of shares of common stock to be outstanding after this offering is based on 47,352,070 shares outstanding as of July 2, 2006. This number does not include:

  •
  4,054,503 shares of common stock subject to outstanding options as of July 2, 2006, having a weighted average exercise price of $3.59 per share;

  •
  169,650 shares of common stock subject to outstanding options granted after July 2, 2006, having a weighted average exercise price of $13.30 per share; and

  •
  shares of common stock reserved for future issuance under our equity incentive plans, excluding annual increases in the number of shares authorized under our 2006 equity incentive award plan beginning January 1, 2007. See "Management — Employee Benefit Plans" for a description of how these annual increases are determined.

        Except as otherwise indicated, information in this prospectus assumes:

  •
  adoption of our amended and restated certificate of incorporation and amended and restated bylaws to be effective prior to the closing of this offering; and

  •
  no exercise by the underwriters of their 30-day option to acquire additional shares of our common stock.

5

	Year Ended (a)(b)			Six Months Ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
	(in thousands)
Other Data:
Adjusted EBITDA (k)	$23,530	$46,974	$82,948	$36,143	$71,411
Cash provided by (used in):
Operating activities	6,650	12,825	40,000	20,540	13,307
Investing activities	(313)	(2,238)	(7,542)	(3,258)	(4,293)
Financing activities (e) (f) (g) (h)	(7,132)	(6,546)	(18,225)	(463)	(14,057)
Depreciation	455	517	1,106	352	971
Amortization of intangibles	695	284	—	—	—

        The following table reflects our consolidated balance sheet data as of July 2, 2006:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to (1) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (2) the repayment of $230.4 million of indebtedness under our senior subordinated notes and senior secured credit facilities and the payment of an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them as described under "Use of Proceeds."

	As of July 2, 2006
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,632	$13,632
Working capital	42,126	43,707
Property and equipment, net	13,151	13,151
Total assets	117,609	117,851
Total debt	712,456	483,391
Total stockholders' deficit	(632,073)	(402,766)

  (a)
  Effective January 1, 2004, we changed our fiscal year-end to the Sunday closest to December 31, based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years. In 2003, our fiscal year ended on December 31.

  (b)
  On January 3, 2005, we adopted the fair value recognition and measurement provisions of SFAS No. 123(R), Share-Based Payment (SFAS 123(R)). SFAS 123(R) is applicable to stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested

7

A total of 47,352,070, or 82%, of our total outstanding shares after the offering are restricted from immediate resale, but may be sold into the market in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price. Based on shares outstanding as of July 2, 2006, we will have 57,768,737 shares of common stock outstanding after this offering. Of these shares, the common stock sold in this offering will be freely tradable, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act of 1933. The holders of substantially all of the remaining 47,352,070 shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 180-day period beginning on the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. The 180-day restricted period referred to in the preceding sentence may be extended under the circumstances described in the "Underwriting" section of this prospectus. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144.

Number of shares and % of total outstanding	Date available for sale into public market
, or %	Immediately after this offering.
, or %	180 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.
, or %	From time to time after the date 180 days after the date of this prospectus upon expiration of their respective one-year holding periods.

        As of July 2, 2006, stockholders owning 47,352,070 shares are entitled, under contracts providing for registration rights, to require us to register our securities owned by them for public sale. In addition, we intend to file a registration statement to register the approximately             shares reserved for future issuance under our equity compensation plans.

        Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

You will pay more for our common stock than your pro rata portion of our assets is worth and, as a result, you will likely receive much less than you paid for our stock if we liquidate our assets and distribute the proceeds.

        If you purchase shares of common stock in this offering, you will experience immediate and substantial dilution of $31.06 per share, based on an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover of this prospectus. This dilution arises because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. You will also experience dilution upon the exercise of outstanding options to purchase our common stock.

Our current principal stockholders will continue to have significant influence over us after this offering, and they could delay, deter, or prevent a change of control or other business combination or otherwise cause us to take action with which you might not agree.

        Upon the closing of this offering, investment funds affiliated with Berkshire Partners LLC and JH Partners, LLC will beneficially own approximately 38.3% and 25.9% of our outstanding common stock, respectively, or approximately 37.3% and 25.2% if the underwriters exercise their over-allotment option in full. In addition, two of our directors immediately following this offering will be affiliated with Berkshire Partners LLC and two of our directors immediately following this offering will be affiliated with JH Partners, LLC. As a result, if these stockholders were to choose to act together, they will have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning shares in companies with controlling stockholders.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

        We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to repay existing indebtedness and to fund the development and growth of our business. In addition, the terms of our senior secured credit facilities currently, and any future debt or credit facility may, restrict our ability to pay any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain from your purchase of our common stock for the foreseeable future.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could cause our stock price to decline and prevent attempts by our stockholders to replace or remove our current management.

        Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and harm the market price of our common stock and diminish the voting and other rights of the holders of our common stock. These provisions include:

  •
  dividing our board of directors into three classes serving staggered three-year terms;

  •
  authorizing our board of directors to issue preferred stock and additional shares of our common stock without stockholder approval;

  •
  prohibiting stockholder actions by written consent;

  •
  prohibiting our stockholders from calling a special meeting of stockholders;

  •
  prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

  •
  requiring advance notice for raising business matters or nominating directors at stockholders' meetings.

        We are also subject to provisions of Delaware law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the

USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be approximately $232.2 million, based upon an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share would increase or decrease, respectively, the net proceeds to us from this offering by approximately $9.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $267.1 million, based upon an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus.

        The principal purposes of this offering are to repay a portion of our indebtedness, make a payment in connection with termination of our sponsor management agreements, establish a public market for our common stock, facilitate our future access to public markets and provide liquidity for existing stockholders. We intend to use $125.0 million of the net proceeds from this offering to repay our 15.0% senior subordinated notes which mature in June 2014. We intend to contribute $105.4 million of the net proceeds from this offering to our operating subsidiary Bare Escentuals Beauty, Inc. to prepay a portion of the principal outstanding under our senior secured credit facilities. After application of the net proceeds of this offering, we expect to have a total of approximately $483.4 million in outstanding indebtedness. We intend to pay an aggregate of $1.8 million of the net proceeds from this offering to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them.

        As of July 2, 2006, our senior secured credit facilities consisted of a $25.0 million revolving credit facility under which no borrowings are outstanding, an aggregate of $354.8 million in first-lien term loans and an aggregate of $234.0 million in second-lien term loans. The revolving credit facility matures in February 2011, the first-lien term loans mature in February 2012 and the second-lien term loans mature in February 2013. Borrowings under the revolving credit facility and the first-lien term loans bear interest at a rate equal to, at our option, either LIBOR or the lender's base rate, plus an applicable variable margin based on our consolidated total leverage ratio. Borrowings under the second-lien term loans generally bear interest at a rate equal to, at our option, either 7.0% over LIBOR or 6.0% over the lender's base rate. As of July 2, 2006, interest on the first-lien term loans was accruing at an annual rate of 10.0% and interest on the second-lien term loans was accruing at a blended annual rate of 12.4%. We incurred indebtedness under our senior secured credit facilities to fund our February 2005 recapitalization, our October 2005 recapitalization, our June 2006 recapitalization, refinance amounts borrowed in connection with our June 2004 recapitalization and for working capital purposes. Our first-lien term loan facility generally requires us to use proceeds from the sale of equity securities to prepay the first-lien term loan; provided, that subject to certain conditions, including maintenance of certain financial ratios, we may use the offering proceeds to prepay our 15.0% senior subordinated notes and our second-lien term loans.

CAPITALIZATION

        The following table sets forth our capitalization as of July 2, 2006:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to (1) the filing, and effectiveness prior to completion of this offering, of an amended and restated certificate of incorporation to provide for authorized capital stock of             shares of common stock and             shares of undesignated preferred stock, (2) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (3) the repayment of $230.4 milion of indebtedness and the payment of an aggregate of $1.8 million of the net proceeds from this offering to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them, as described under "Use of Proceeds."

        The as adjusted information below is illustrative only, and our capitalization table following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the information in the table below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and accompanying notes appearing elsewhere in this prospectus.

	As of July 2, 2006
	Actual	As Adjusted(1)
	(in thousands, except per share data)
Cash and cash equivalents(1)	$13,632	$13,632

Long-term debt, net of current portion	694,493	465,428
Stockholders' deficit:
Preferred stock, $0.001 par value: none authorized, none issued and outstanding, actual; authorized, none issued and outstanding, as adjusted	—	—
Common stock, $0.01 par value, actual: 60,000 authorized, actual; 47,352 issued and outstanding, actual; $0.001 par value, as adjusted: authorized, as adjusted; 57,769 issued and outstanding, as adjusted	473	578
Additional paid-in capital	2,077	233,472
Accumulated deficit	(634,623)	(636,816)

Total stockholders' deficit	(632,073)	(402,766)

Total capitalization	$62,420	$62,662

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share would increase or decrease each of long-term debt, net of current portion, additional paid-in capital, total stockholders' deficit and total capitalization by $9.7 million assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as adjusted net tangible book value per share of our common stock after this offering. As of July 2, 2006, we had a historical negative net tangible book value of $638.2 million, or $13.48 per share of common stock. Historical net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of outstanding shares of our common stock.

        Our as adjusted net tangible book value per share after this offering gives effect to (1) the sale by us of shares of common stock in this offering at an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (2) the repayment of $230.4 million of indebtedness and (3) the payment of an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them, as described under "Use of Proceeds."

        Investors participating in this offering will incur immediate and substantial dilution. Our as adjusted negative net tangible book value as of July 2, 2006 was approximately $407.8 million, or approximately $7.06 per share of common stock. This represents an immediate increase in as adjusted net tangible book value of $6.42 per share to our existing stockholders and an immediate dilution of $31.06 per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$24.00
Historical net tangible book value per share as of July 2, 2006	$(13.48)
As adjusted increase per share attributable to new investors participating in this offering	6.42

As adjusted net tangible book value per share after this offering		(7.06)

As adjusted dilution per share to new investors participating in this offering		$31.06

        If the underwriters exercise their over-allotment option in full, as of July 2, 2006, the as adjusted negative net tangible book value per share would have been $6.29 per share, and the as adjusted dilution per share to new investors participating in this offering would have been $30.29 per share.

        The following table summarizes, on an as adjusted basis as of July 2, 2006, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $24.00 per share.

	Shares Purchased		Total Consideration
						Average Price Per Share
	Number	Percent	Amount		Percent
Existing stockholders	47,352,070	82.0%	$114,871,547	(1)	31.5%	$2.43
New investors	10,416,667	18.0	250,000,000		68.5	24.00

Total	57,768,737	100.0%	$364,871,547		100.0%

(1)
Excludes the effect of any dividends paid to stockholders.

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own 79.8% and our new investors would own 20.2% of the total number of shares of our common stock outstanding after this offering.

        The number of shares of common stock to be outstanding after this offering is based on 47,352,070 shares outstanding as of July 2, 2006. This number does not include, as of July 2, 2006:

  •
  4,054,503 shares of common stock subject to outstanding options as of July 2, 2006, having a weighted average exercise price of $3.59 per share;

  •
  169,650 shares of common stock subject to outstanding options granted after July 2, 2006, having a weighted average exercise price of $13.30 per share; and

  •
  shares of common stock reserved for future issuance under our equity incentive plans, excluding annual increases in the number of shares authorized under our 2006 equity incentive award plan beginning January 1, 2007. See "Management — Employee Benefit Plans" for a description of how these annual increases are determined.

        Because the exercise price of the outstanding options is significantly below the assumed offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. Assuming the exercise in full of all options outstanding as of July 2, 2006, our negative net tangible book value as of July 2, 2006 would have been $12.13 per share, representing an immediate increase in net tangible book value of $1.35 per share to our existing stockholders. Assuming the exercise in full of all options outstanding as of July 2, 2006, our as adjusted negative net tangible book value as of July 2, 2006 would have been $6.36 per share, representing an immediate decrease in negative net tangible book value of $0.70 per share to new investors. See "Management — Employee Benefit Plans" for further information regarding our equity incentive and employee stock purchase plans.

        A $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share would increase or decrease our as adjusted net tangible book value by $9.7 million and the as adjusted net tangible book value per share after completion of this offering by $0.17 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share would also increase or decrease, respectively, total consideration paid by new investors and total consideration paid by all stockholders by approximately $10.4 million assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. New investors will experience further dilution if any of our outstanding options are exercised, new options are issued and exercised under our equity incentive plan or we issue additional shares of common stock in the future.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial information is based on our historical consolidated financial statements after giving effect to (i) our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization, (ii) the receipt by us of the estimated net proceeds from this offering of approximately $232.2 million, based upon an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us, (iii) the repayment of our senior subordinated notes and a portion of the indebtedness under our senior secured credit facilities and the buyout of the management agreements with Berkshire Partners LLC and JH Partners, LLC and (iv) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial information.

        In connection with our February 2005 recapitalization, on February 18, 2005, we entered into a new credit agreement pursuant to which we borrowed an aggregate principal amount of $224.5 million comprised of (i) first-lien term loans of $155.0 million, (ii) second-lien term loans of $54.5 million and (iii) senior subordinated notes of $15.0 million, the proceeds of which were used to refinance all debt then outstanding, to pay a dividend to holders of our common stock in the aggregate amount of $122.4 million and to pay transaction costs in connection with our February 2005 recapitalization.

        In connection with our October 2005 recapitalization, on October 7, 2005, we agreed with our lenders to amend our then-existing credit facilities and borrowed an additional aggregate principal amount of $187.5 million comprised of additional first-lien term loans of $96.0 million and additional second-lien term loans of $91.5 million, the proceeds of which were used to pay a dividend to holders of our common stock in the aggregate amount of $183.5 million and to pay transaction costs in connection with the October 2005 recapitalization.

        In connection with our June 2006 recapitalization, on June 7, 2006, we agreed with our senior lenders to further amend our then-existing credit facilities and borrowed an additional aggregate principal amount of $331.6 million comprised of additional first-lien term loans of $118.6 million, additional second-lien term loans of $88.0 million, and we issued $125.0 million of 15% senior subordinated notes, the proceeds of which were used together to pay a dividend to holders of our common stock in the aggregate amount of $340.4 million and to pay transaction costs in connection with our June 2006 recapitalization.

        The unaudited pro forma condensed consolidated balance sheet as of July 2, 2006 is based on our historical balance sheet as of July 2, 2006, and has been prepared as if the receipt by us of the net proceeds from this offering, the repayment of our senior subordinated notes and a portion of the indebtedness under our senior secured credit facilities and the management agreement buyouts had all been consummated on July 2, 2006. The unaudited pro forma condensed consolidated statements of operations for the year ended January 1, 2006 and six months ended July 2, 2006 combines our historical results of operations with the impact of all of our recapitalizations, the receipt by us of the net proceeds from this offering, the repayment of our senior subordinated notes and a portion of the indebtedness under our senior secured credit facilities and the management agreement buyouts as if they had all been consummated on January 3, 2005. In calculating the interest expense for the periods presented, we used the rate in effect at the earliest period presented. However, as interest rates have changed, we have also included the effect on pro forma net income of a 1/8% variance in interest rates.

        The unaudited pro forma condensed consolidated financial information is not intended to represent or be indicative of our consolidated results of operations or financial position of that would have been reported had our recapitalizations been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes included elsewhere in the prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of July 2, 2006
(in thousands, except per share data)

	Historical	Pro Forma Adjustments for the Offering			Pro Forma for the Offering
Assets
Current assets:
Cash and cash equivalents	$13,632		$—	(a)	$13,632
Inventories	43,729				43,729
Accounts receivable, net	28,561				28,561
Prepaid income taxes	2,052		1,581	(b)	3,633
Prepaid expenses and other current assets	3,257				3,257
Deferred tax assets	3,050				3,050

Total current assets	94,281		1,581		95,862
Property and equipment, net	13,151				13,151
Intangible assets, net	6,085				6,085
Deferred tax assets	891				891
Other assets	3,201		(668	)(a)	1,862
			(671	)(c)

Total assets	$117,609		$242		$117,851

Liabilities and stockholders' deficit
Current liabilities:
Current portion of long-term debt	$17,963	$			$17,963
Accounts payable	22,561				22,561
Accrued liabilities	11,364				11,364
Accrued restructuring charges	267				267

Total current liabilities	52,155				52,155
Long-term debt, less current portion	694,493		(230,368)	(a)(d)	465,428
			1,303	(c)
Deferred rent	2,727				2,727
Long-term employee benefits	307				307
Commitments and contingencies
Stockholders' deficit:
Preferred stock, $0.001 par value, none authorized, actual, none issued and outstanding, actual; authorized, proforma, none issued and outstanding, proforma	—		—		—
Common stock, $0.01 par value, historical: 60,000 authorized, historical; 47,352 issued and outstanding, historical; $0.001 par value, pro forma: authorized, pro forma; 57,769 issued and outstanding, pro forma	473		105	(e)	578
Additional paid-in capital	2,077		231,395	(e)	233,472
Accumulated deficit	(634,623)		(2,193	)(e)	(636,816)

Total stockholders' deficit	(632,073)		229,307	(e)(d)	(402,766)

Total liabilities and stockholders' deficit	$117,609		$242		$117,851

        See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended January 1, 2006
(in thousands, except per share data)

	Historical	Pro Forma Adjustments for the Recapitalization Transactions			Pro Forma for the Recapitalization Transactions	Pro Forma Adjustments for the Offering			Pro Forma for the Recapitalization Transactions and the Offering
Sales, net	$259,295	$			$259,295	$			$259,295
Cost of goods sold	74,511				74,511				74,511

Gross profit	184,784				184,784				184,784
Expenses:
Selling, general and administrative	103,270				103,270		(600	)(k)	102,670
Depreciation and amortization	1,106				1,106				1,106
Stock-based compensation	1,370				1,370				1,370
Restructuring charges	643				643				643
Asset impairment charge	1,055				1,055				1,055

Operating income	77,340				77,340		600		77,940
Interest expense	(21,503)		21,503	(f)	(70,263)		70,263	(l)	39,438
			(70,263	)(g)			(39,438	)(m)
Debt extinguishment costs	(16,535)		16,535	(h)	—				—
Interest income	221				221				221

Income before provision for income taxes	39,523		(32,225)		7,298		31,425		38,723
Provision for income taxes	15,633		(10,781	)(i)	4,852		10,464	(i)	15,316

Net income	$23,890		$(21,444)		$2,446		$20,961		$23,407

Net income per share attributable to common stockholders:
Basic	$0.53				$0.05				$0.42

Diluted	$0.52				$0.05				$0.41

Weighted-average shares used in per share calculations:
Basic	45,117			(i)	45,322			(i)	55,739

Diluted	46,095			(i)	46,300			(i)	56,717

        See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended July 2, 2006
(in thousands, except per share data)

	Historical	Pro Forma Adjustments for the Recapitalization Transactions			Pro Forma for the Recapitalization Transactions	Pro Forma Adjustments for the Offering			Pro Forma for the Recapitalization and the Offering
Sales, net	$186,100	$			$186,100	$			$186,100
Cost of goods sold	52,133				52,133				52,133

Gross profit	133,967				133,967				133,967
Expenses:
Selling, general and administrative	62,856				62,856		(300	)(k)	62,556
Depreciation and amortization	971				971				971
Stock-based compensation	1,877				1,877				1,877

Operating income	68,263				68,263		300		68,563
Interest expense	(21,870)		21,870	(f)	(34,664)		34,664	(l)	(19,247)
			(34,664	)(g)			(19,247	)(m)
Debt extinguishment costs	(3,077)		3,077	(h)	—				—
Interest income	631				631				631

Income before provision for income taxes	43,947		(9,717)		34,230		15,717		49,947
Provision for income taxes	18,414		(3,024	)(i)	15,390		5,538	(i)	20,928

Net income	$25,533		$(6,693)		$18,840		$10,179		$29,019

Net income per share attributable to common stockholders:
Basic	$0.55				$0.41				$0.51

Diluted	$0.53				$0.39				$0.50

Weighted-average shares used in per share calculations:
Basic	46,307			(j)	46,443			(j)	56,860

Diluted	47,763			(j)	47,899			(j)	58,316

        See accompanying notes to unaudited pro forma condensed consolidated financial information.

BARE ESCENTUALS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. The pro forma adjustments included in the unaudited pro forma condensed consolidated financial information are as follows:

(a)
Adjustment to reflect the net decrease in debt of $230.4 million as a result of the application of the net proceeds from this offering (in thousands):

Sources		Uses
Proceeds from offering	$250,000	Management agreement buyout fees	$1,800
		Issuance costs	17,832
		Repayment of senior subordinated notes	125,000
		Repayment of principal of second lien term loan	105,368

Total Sources	$250,000	Total Uses	$250,000

  We have estimated that total issuance costs of this offering will be approximately $18.5 million. Issuance costs include estimated underwriting discounts and commissions and estimated offering expenses. For the six months ended July 2, 2006, we had incurred $668,000 of offering costs that are included in other assets.

(b)
Adjustments to record the income tax impact of the pro forma adjustments for the offering (in thousands):

As of July 2, 2006
Costs incurred to buy out management agreements	$1,800
Debt extinguishment costs relating to the repayment of a portion of the senior secured credit facilities	1,974

$3,774

Tax adjustments at an estimated rate of 41.9%	$1,581

(c)
Adjustment related to the write-off of the debt discount costs related to the senior subordinated notes and a portion of debt issuance costs as a result of the early retirement of a portion of the debt from the application of estimated net proceeds from this offering. Due to the non-recurring nature of the expense, this charge has been excluded from the unaudited pro forma condensed consolidated statements of operations but will be expensed in our consolidated financial statements in the period in which the repayment occurs.

(d)
A $1.00 increase (decrease) in the assumed initial public offering price of $24.00 per share would increase (decrease) the net proceeds to us from this offering by $9.7 million and change our long-term debt and stockholders' deficit by $9.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, estimated offering expenses payable by us and the buyout of the management agreements.

(e)
Adjustments to stockholders' deficit (in thousands):

	Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders' deficit
Historical	$473	$2,077	$(634,623)	$(632,073)
Costs incurred to buy out management agreements, net of tax	—	—	(1,046)	(1,046)
Debt extinguishment costs relating to the repayment of a portion of the senior secured credit facilities, net of tax	—	—	(1,147)	(1,147)
Issuance of common stock in the offering, net of issuance costs	105	231,395	—	231,500

Pro forma for the offering	$578	$233,472	$(636,816)	$(402,766)

(f)
Adjustment to reflect the elimination of the interest incurred on our historical debt outstanding. We are eliminating the interest expense relating to prior debt outstanding, as the pro forma calculation assumes that our consolidated indebtedness outstanding following the June 2006 recapitalization was outstanding at the beginning of the earliest period presented.

(g)
Adjustment to reflect the interest expense resulting from our consolidated indebtedness outstanding immediately following our June 2006 recapitalization which is calculated as follows (in thousands):

	Year ended January 1, 2006	Six months ended July 2, 2006
Pro forma interest on restructured debt:
First-lien term loan(1)(4)	$24,676	$11,866
Second-lien term loan(2)(4)	26,325	13,163
Senior subordinated notes(3)	18,750	9,375

Total	$69,751	$34,404
Amortization of debt issuance and debt discount costs	512	260

Interest expense, pro forma for the recapitalization transactions	$70,263	$34,664

  (1)
  Represents the estimated interest on our first-lien term loans outstanding immediately following our June 2006 recapitalization at 7.0% (2.75% over LIBOR), as if such loans had been outstanding on January 3, 2005. The interest rate is the estimated rate as of January 3, 2005 and the pro forma calculation assumes the same rate for all periods presented. The calculation also assumes that we repaid our first lien loans in accordance with the repayment schedule on the last day of each quarter. The following tables detail assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover of this prospectus (in thousands):

	Year ended January 1, 2006		Six months ended July 2, 2006
	Basic	Diluted	Basic	Diluted
Historical weighted average shares used in per share calculations	45,117	46,095	46,307	47,763
Impact of additional common stock issued to Berkshire Partners LLC and JH Partners, LLC	205	205	136	136

Pro forma weighted average shares used in per share calculations for the recapitalization transactions	45,322	46,300	46,443	47,899
Impact to reflect common stock issued in connection with this offering	10,417	10,417	10,417	10,417

Pro forma weighted average shares used in per share calculations for the recapitalization transactions and the offering	55,739	56,717	56,860	58,316

(k)
Adjustment related to the elimination of the transaction fees and monthly management fees to Berkshire Partners LLC and JH Partners, LLC under management agreements that will be terminated in connection with this offering. We will pay an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for termination of these management agreements. Due to the non-recurring nature of the expense, this charge has been excluded from the unaudited pro forma condensed consolidated statements of operations but will be expensed in our consolidated financial statements in the period in which the buyout occurs.

(l)
Adjustment to reflect the elimination of the interest incurred on our pro forma debt outstanding following the recapitalization transactions. We are eliminating the pro forma interest expense following the recapitalization transactions, as the pro forma calculation following the offering assumes that a portion of our debt following the June 2006 recapitalization will be repaid by proceeds from the offering.

(m)
Adjusted to reflect interest expense pro forma for the recapitalization transactions as a result of the application of the estimated net proceeds from this offering of $230.4 million as follows (i) $125.0 million used to repay our 15% senior subordinated notes, (ii) $105.4 million used to prepay principal outstanding under our second lien credit loan and (iii) an aggregate of

PRINCIPAL STOCKHOLDERS

        Set forth below is information relating to the beneficial ownership of our common stock as of July 2, 2006, by:

  •
  each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

  •
  each of our directors;

  •
  each of the named executive officers; and

  •
  all directors and executive officers as a group.

        Each stockholder's percentage ownership in the following table is based on 47,352,070 shares of common stock outstanding as of July 2, 2006, as, if any, held by that stockholder and, in accordance with the rules of the SEC, exercisable as of August 31, 2006, which is 60 days after July 2, 2006.

        Information with respect to beneficial ownership has been furnished by each director, officer or 5% or greater stockholder. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director and 5% or greater stockholder listed below is c/o Bare Escentuals, Inc., 71 Stevenson Street, 22nd Floor, San Francisco, California 94105.

		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% and Greater Stockholders
Funds affiliated with Berkshire Partners LLC(1)	22,140,973	46.8%	38.3%
JH MDB Investors, L.P. and its affiliates(2)	14,973,286	31.6	25.9%
Named Executive Officers and Directors
Leslie A. Blodgett(3)	4,277,975	9.0	7.4%
Gary D. Weatherford	100,000	*	*
Myles B. McCormick	92,800	*	*
Mary Ann Dunn(4)	378,000	*	*
Ross M. Jones(1)	22,140,973	46.8	38.3%
Bradley M. Bloom(1)	22,140,973	46.8	38.3%
John C. Hansen(2)	14,973,286	31.6	25.9%
Michael J. John	0	*	*
Lea Anne Ottinger	121,516	*	*
Karen M. Rose	23,734	*	*
Glen T. Senk	116,516	*	*
All directors and executive officers as a group (9 persons)(5)	41,746,800	88.2%	72.3%

*
Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)
(i) 104,503 of these shares are held by Berkshire Partners LLC, (ii) 10,900,957 of these shares are held by Berkshire Fund VI, Limited Partnership, (iii) 10,016,567 of these shares are held by

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.001 per share, and              shares of preferred stock, par value $0.001 per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Outstanding Shares.    Based on 47,352,070 shares of common stock outstanding as of July 2, 2006, the issuance of 10,416,667 shares of common stock in this offering, and no exercise of options, there will be 57,768,737 shares of common stock outstanding upon completion of this offering.

        As of July 2, 2006, we had approximately 62 record holders of our common stock.

        Options.    As of July 2, 2006, there were 4,054,503 shares of common stock subject to outstanding options under our 2004 Equity Incentive Plan.

        As of July 2, 2006, we had approximately 34 holders of options to purchase our common stock.

        Voting Rights.    Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

        Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

        Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

        Rights and Preferences.    Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

        Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

        Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon completion of this offering, we will have 57,768,737 shares of common stock outstanding, assuming no exercise of currently outstanding options. Of these shares, the 10,416,667 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters' over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

        As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

  •
  45,058,332 restricted shares will be eligible for sale upon expiration of the lock-up agreements, described below; and

  •
  the remaining restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.

Rule 144

        In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the effective date of this offering, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq Global Select Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to the manner of sale, notice, and the availability of current public information about us.

Rule 144(k)

        A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

Rule 701

        Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144 holding period restrictions, in

BARE ESCENTUALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
				(Unaudited)
Sales, net	$94,661	$141,801	$259,295	$112,312	$186,100
Cost of goods sold	31,041	39,621	74,511	31,190	52,133

Gross profit	63,620	102,180	184,784	81,122	133,967
Expenses:
Selling, general and administrative	40,593	61,156	103,270	45,279	62,856
Depreciation and amortization, relating to selling, general and administrative	1,150	801	1,106	352	971
Stock-based compensation, relating to selling, general and administrative	—	819	1,370	620	1,877
Restructuring charges	—	—	643	—	—
Asset impairment charge	—	—	1,055	—	—
Recapitalization fees and expenses	—	21,430	—	—	—

Operating income	21,877	17,974	77,340	34,871	68,263
Interest expense	(1,592)	(6,348)	(21,503)	(8,313)	(21,870)
Debt extinguishment costs	(323)	(540)	(16,535)	(10,558)	(3,077)
Interest income	36	4	221	10	631

Income before provision for income taxes	19,998	11,090	39,523	16,010	43,947
Provision for income taxes	8,152	7,088	15,633	6,333	18,414

Net income	$11,846	$4,002	$23,890	$9,677	$25,533

Deemed dividend attributable to preferred stockholders	—	4,472	—	—	—

Net income (loss) attributable to common stockholders	$11,846	$(470)	$23,890	$9,677	$25,533

Net income (loss) per share attributable to common stockholders:
Basic	$0.29	$(0.01)	$0.53	$0.22	$0.55

Diluted	$0.26	$(0.01)	$0.52	$0.21	$0.53

Weighted-average shares used in per share calculations:
Basic	40,920	41,000	45,117	44,460	46,307

Diluted	45,461	41,000	46,095	45,092	47,763

Pro forma net income per share attributable to common stockholders (unaudited):
Basic			$0.42		$0.51

Diluted			$0.41		$0.50

Weighted-average shares used in pro forma net income per share (unaudited):
Basic			55,739		56,860

Diluted			56,717		58,316

See accompanying notes.

Income Taxes

        Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is expected to be realized on a more-likely-than-not basis. Deferred tax expense results from changes in net deferred tax assets or liabilities between periods.

Earnings (Loss) per Share

        A calculation of earnings (loss) per share, as reported and earnings (loss) per share, pro forma (unaudited), is as follows (in thousands):

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
				(Unaudited)
Numerator:
Net income (loss) attributable to common stockholders, as reported	$11,846	$(470)	$23,890	$9,677	$25,533

Adjustment to reflect incremental interest expense in connection with the February 2005, October 2005 and June 2006 Recapitalizations, net of taxes(1)			(31,431)		(8,481)
Adjustment to reverse debt extinguishment costs related to the February 2005, October 2005 and June 2006 Recapitalizations, net of taxes(2)			9,987		1,788
Adjustment to reduce interest expense to reflect use of net proceeds to repay outstanding indebtedness, net of taxes(3)			20,598		10,005
Adjustment to reflect the elimination of management fees, net of taxes(4)			363		174

Pro forma net income attributable to common stockholders			$23,407		$29,019

Denominator:
Weighted average common shares outstanding during the period	4,355	24,734	45,117	44,460	46,307
Adjustment to reflect retroactive effect of the June 2004 Recapitalization to all prior periods presented(5)	36,565	16,266	—	—	—

Weighted average common shares used in per share calculations — basic, as reported	40,920	41,000	45,117	44,460	46,307

Adjustment to reflect common stock issued in connection with the October 2005 and June 2006 Recapitalizations(6)			205		136
Adjustment to reflect common stock issued in connection with the Offering assuming the midpoint of the range set forth for the initial public offering price(7)			10,417		10,417

Weighted average common shares used in per share calculations — basic, pro forma			55,739		56,860

	Year ended			Six months ended
	December 31, 2003	January 2, 2005	January 1, 2006	July 3, 2005	July 2, 2006
				(Unaudited)
Weighted average common shares used in per share calculations — basic, as reported	40,920	41,000	45,117	44,460	46,307
Add: Common stock equivalents from exercise of stock options	4,541	—	978	632	1,456

Weighted-average common shares used in per share calculations — diluted, as reported	45,461	41,000	46,095	45,092	47,763

Adjustment to reflect common stock issued in connection with the October 2005 and June 2006 Recapitalizations(6)			205		136
Adjustment to reflect common stock issued in connection with the Offering assuming the midpoint of the range set forth for the initial public offering price(7)			10,417		10,417

Weighted-average common shares used in per share calculations — diluted, pro forma			56,717		58,316

Net income (loss) per share
Basic, as reported	$0.29	$(0.01)	$0.53	$0.22	$0.55

Diluted, as reported	$0.26	$(0.01)	$0.52	$0.21	$0.53

Basic, pro forma (unaudited)			$0.42		$0.51

Diluted, pro forma (unaudited)			$0.41		$0.50

(1)
Pro forma adjustment to reflect the after tax impact of interest expense assuming that the February 2005, October 2005 and June 2006 Recapitalization transactions (Note 10) had each occurred as of January 3, 2005.

(2)
Pro forma adjustment to exclude the after tax impact of debt extinguishment costs related to the February 2005, October 2005 and June 2006 Recapitalizations. Due to the non-recurring nature of these costs, these losses on extinguishment of debt have been excluded from the unaudited pro forma net income attributable to common stockholders.

(3)
Pro forma adjustment to reflect the after tax impact of interest expense assuming that estimated net proceeds received from the Company's initial public offering of approximately $232.2 million, based upon an assumed Offering price of $24.00 per share, the midpoint of the estimated pricing range, and after deducting estimated underwriting discounts and commissions and estimated offering costs are used to repay outstanding indebtedness.

(4)
Adjustment related to the elimination of the monthly management fees to Berkshire and JHP under management agreements that will be terminated in connection with the Offering.

(5)
The historical stockholders' equity of the Company prior to the June 2004 Recapitalization has not been retroactively restated in the accompanying consolidated financial statements. The historical net income (loss) per share calculations have, however, been adjusted to give retroactive effect to the June 2004 Recapitalization for all periods prior to the year ended January 1, 2006 consistent with the requirements of FASB No. 128, in a manner similar to a stock split.

(6)
The pro forma combined basic and diluted number of shares has been adjusted for the additional common stock issued to Berkshire and JHP as part of both the October 2005 and June 2006 Recapitalizations as if they were issued on January 3, 2005.

(7)
The pro forma combined basic and diluted number of shares has been adjusted to reflect common stock issued in connection with the Offering, deemed to fund the above dividends assuming the midpoint of the range set forth for the initial public offering price.

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EXHIBIT A SUPPLEMENTAL PAGES OF AMENDMENT
[Bare Escentuals Logo]
USE OF PROCEEDS
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET As of July 2, 2006 (in thousands, except per share data)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For the year ended January 1, 2006 (in thousands, except per share data)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For the six months ended July 2, 2006 (in thousands, except per share data)
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
BARE ESCENTUALS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)